

July 31, 2008



08004287

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the following announcement made to the Istanbul Stock Exchange on July 31, 2008.

CCI's Board of Directors, at its meeting on July 31, 2008, resolved to establish a Corporate Governance Committee comprised of members of the Board of Directors. Dr. R. Yılmaz Argüden is nominated as Chairman and Mr.Gerard A. Reidy and Mr.M. Hurşit Zorlu are nominated as members of the Corporate Governance Committee.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

Sincerely,

END

COCA-COLA İÇECEK A.Ş.

Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68